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                                November 7, 2005

BY HAND AND BY EDGAR
--------------------

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

         RE:   Brookdale Senior Living Inc.
               Amendment No. 3 to Registration Statement on Form S-1
               (FILE NO. 333-127372)
               -----------------------------------------------------------------

Dear Mr. Spirgel:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on October 11, 2005.

         The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter of October 21, 2005 (the "Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

         Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

FORM S-1
--------

PROSPECTUS SUMMARY, PAGE 1
--------------------------

1. PLEASE MOVE THE PRO FORMA NON-GAAP MEASURES AT PAGE 2 TO PAGE 7 OF THE PROSPECTUS SUMMARY WHERE YOU PRESENT THE RECONCILIATIONS OF THESE MEASURES TO THE COMPARABLE

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Brookdale Senior Living Inc.
November 7, 2005
Page 2 of 6

         GAAP FINANCIAL MEASURES. ALL THE DISCLOSURES REQUIRED BY ITEM 10 SHOULD IMMEDIATELY FOLLOW THE FIRST PRESENTATION OF NON-GAAP MEASURES IN THE FILING.

                  The pro forma non-GAAP measures previously disclosed on page 2 have been deleted in response to the Staff's Comment.

2. REVISE THE TABLE OF PRO FORMA INFORMATION AT PAGE 2 TO INCLUDE PRO FORMA NET INCOME FOR EACH PERIOD PRESENTED. ALSO BRIEFLY DESCRIBE WHAT THIS PRO FORMA PRESENTATION REFLECTS SO THAT INVESTORS UNDERSTAND THE PURPOSE OF THIS PRESENTATION. MAKE SIMILAR REVISIONS TO THE TABLE AT PAGE 74 OF THE BUSINESS SECTION.

                  The pro forma non-GAAP measures previously disclosed on page 2 have been deleted in response to the Staff's Comment. The disclosure on page 83 has been revised in response to the Staff's Comment.

SUMMARY COMBINED FINANCIAL INFORMATION, PAGE 7
----------------------------------------------

3. WE BELIEVE THAT YOU SHOULD REVISE THE TITLE OF "CASH EARNINGS" IN THIS SECTION AND ELSEWHERE IN THE DOCUMENT TO USE A MORE DESCRIPTIVE TITLE. IN THIS REGARD, THIS MEASURE DOES NOT APPEAR TO REPRESENT "CASH EARNINGS" WHEN IT ONLY REFLECTS "RECURRING CAPITAL EXPENDITURES" AND IS ONLY MEANT TO REFLECT OPERATIONAL FACTORS THAT MANAGEMENT CAN IMPACT IN THE SHORT-TERM. PLEASE EITHER REVISE THE TITLE OF THIS MEASURE, OR DELETE THE PRESENTATION THROUGHOUT.

                  The disclosure has been revised throughout the prospectus to revise the title of "Cash Earnings" to "Cash From Facility Operations" in response to the Staff's Comment.

4. PLEASE REFER TO YOUR PRESENTATION OF PRO FORMA 'CASH PROVIDED BY OPERATING ACTIVITIES' FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004 ON PAGE 10. SINCE THIS INFORMATION IS PREPARED ON A "PRO FORMA BASIS" WE WOULD EXPECT THESE AMOUNTS TO BE PREPARED CONSISTENT WITH THE OTHER ARTICLE 11 INFORMATION PROVIDED IN YOUR PRO FORMA BALANCE SHEET AND INCOME STATEMENT INFORMATION. PLEASE PROVIDE US WITH A DETAILED DESCRIPTION AS TO HOW THESE AMOUNTS WERE CALCULATED, ALONG WITH ANY SCHEDULES USED TO DEVELOP THE AMOUNTS. IN ADDITION, YOU SHOULD BRIEFLY DESCRIBE WHAT THIS PRO FORMA PRESENTATION REFLECTS SO THAT INVESTORS UNDERSTAND THE PURPOSE OF THIS PRESENTATION.

                  The Company has prepared this information consistent with the other Article 11 information provided in its pro forma balance sheet and income statement information. The Company is submitting to you supplementally as Annex A the schedule used to calculate and develop Cash Provided by Operating Activities. In addition, the disclosure on page 10 has been added to help investors understand the purpose of this presentation in response to the Staff's Comment.

5. YOU STATE THAT "CASH EARNINGS IS HELPFUL IN IDENTIFYING TRENDS IN [YOUR] LIQUIDITY BECAUSE THE ITEMS EXCLUDED FROM THE COMPUTATION HAVE LITTLE OR NO SIGNIFICANCE TO [YOUR] CASH POSITION." PLEASE CLARIFY WHAT YOU MEAN BY THIS STATEMENT. IT APPEARS THAT SEVERAL OF THE

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Brookdale Senior Living Inc.
November 7, 2005
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         RECONCILING ITEMS ARE SIGNIFICANT WHEN COMPARED TO NET CASH PROVIDED BY
         OR USED IN OPERATING ACTIVITIES.

                  The statement previously disclosed on pages 10 and 67 has been deleted in response to the Staff's Comment.

6. DESCRIBE THE TYPES OF RECURRING CAPITAL EXPENDITURES INCLUDED IN THE CALCULATION OF CASH EARNINGS AND EXPLAIN HOW THE AMOUNTS ARE DETERMINED.

                  The Company supplementally advises the Staff that recurring expenditures are capitalized in accordance with GAAP and funded from Cash From Facility Operations. Amounts excluded from recurring capital expenditures consist primarily of facility purchases and/or major renovations that are funded using financing proceeds and/or proceeds from the sale of facilities that are held for sale.

HISTORY, PAGE 77
----------------

7. PLEASE EXPAND THE DISCLOSURE IN NOTE (1) TO THE CHART AT PAGE 77 AND THE RELATED DISCLOSURES BEGINNING AT PAGE 78 TO CLARIFY THE RELATIONSHIP AND AGREEMENTS BETWEEN FORTRESS INVESTMENT GROUP AND EACH AFFILIATE. IN ADDITION, EXPLAIN HOW THESE ARRANGEMENTS ENABLE FORTRESS INVESTMENT GROUP TO CONTROL BROOKDALE LIVING COMMUNITIES AND ALTERRA HEALTHCARE CORPORATION THROUGH THE BENEFICIAL OWNERSHIP INTEREST IN THE SHARES OF EACH ENTITY.

                  The disclosure on page 87 has been revised in response to the Staff's Comment. Reference is also made to the Company's correspondence with the Staff dated October 20, 2005, October 24, 2005, October 27, 2005 and October 28, 2005.

NOTES TO THE PRO FORMA INFORMATION
----------------------------------

NOTE 1 PRO FORMA - BASIS OF PRESENTATION, PAGE F-7
--------------------------------------------------

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 16. WE CONTINUE TO BELIEVE THAT THE PRIMARY PRO FORMA EARNINGS PER SHARE CALCULATION SHOULD REFLECT ONLY THE ADDITIONAL SHARES SOLD IN THE OFFERING WHOSE PROCEEDS WILL BE USED TO RETIRE DEBT AND PURCHASE LEASED FACILITIES. PLEASE REFER TO THE GUIDANCE IN RULE 11-02 (B) (7) OF REGULATION S-X. IF YOU PRESENT ADDITIONAL EARNINGS PER SHARE DATA REFLECTING THE ISSUANCE OF ALL SHARES IN THE OFFERING, YOU SHOULD CLEARLY LABEL THIS INFORMATION. THE NOTES TO THE PRO FORMA SHOULD EXPLAIN EACH CALCULATION OF PRO FORMA EARNINGS PER SHARE.

                  The disclosure on pages F-17 and F-18 has been revised in response to the Staff's Comment.

NOTE (C) ACQUISITION ADJUSTMENTS, PAGE F-8
------------------------------------------

9. REVISE ADJUSTMENT (5) TO DELETE THE PORTION ATTRIBUTED TO THE IMPAIRMENT CHARGE RECOGNIZED BY THE PRIOR OWNER OF THE FORTRESS CCRC PORTFOLIO AND THE GAIN ON SALE OF

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Brookdale Senior Living Inc.
November 7, 2005
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         REAL ESTATE RECOGNIZED BY THE PRIOR OWNER OF THE PRUDENTIAL PORTFOLIO.
         INFREQUENT OR NONRECURRING ITEMS INCLUDED IN THE UNDERLYING HISTORICAL FINANCIAL STATEMENTS OF THE COMBINING ENTITIES THAT ARE NOT DIRECTLY AFFECTED BY THE TRANSACTION SHOULD NOT BE ELIMINATED IN ARRIVING AT PRO FORMA RESULTS. YOU SHOULD ONLY ADJUST HISTORICAL RESULTS OF OPERATIONS FOR EVENTS THAT ARE DIRECTLY ATTRIBUTED TO THE TRANSACTION PRESENTED IN THE PRO FORMA INFORMATION. REFER TO RULE 11-02(B) (6) OF REGULATION S-X.

                  The disclosure on page F-10 has been revised in response to the Staff's Comment, as discussed on our conference call with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP on October 26, 2005.

NOTE D. INITIAL PUBLIC OFFERING ADJUSTMENTS, PAGE F-12
------------------------------------------------------

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 20. REVISE THE CALCULATION OF THE STEP-UP IN BASIS OF THE MINORITY INTEREST IN THE TABLE AT PAGE F-13 AND THE RESULTING PRO FORMA INFORMATION TO REFLECT YOUR ESTIMATE OF THE MID-POINT PRICE RANGE OF THE OFFERING.

                  The disclosure on page F-12 has been revised in response to the Staff's Comment.

NOTE 1 ORGANIZATION, PAGE F-30
------------------------------

11. PLEASE EXPAND THE DISCLOSURE OF THE REASONS FOR PRESENTING COMBINED FINANCIAL STATEMENTS TO DISCUSS THE RELATIONSHIPS AND AGREEMENTS BETWEEN FORTRESS INVESTMENT GROUP AND AFFILIATES. EXPLAIN IN YOUR DISCLOSURE THE BASIS FOR YOUR CONCLUSION THAT FORTRESS INVESTMENT GROUP CONTROLS MORE THAN 50 PERCENT OF THE VOTING OWNERSHIP INTEREST OF BROOKDALE LIVING COMMUNITIES AND ALTERRA HEALTHCARE CORPORATION.

                  The disclosure in Note 1 on page F-44 has been revised in response to the Staff's Comment. Reference is also made to the Company's correspondence with the Staff dated October 20, 2005, October 24, 2005, October 27, 2005 and October 28, 2005.

SEGMENT REPORTING
-----------------

12. WE ARE EVALUATING THE ADDITIONAL INFORMATION YOU PROVIDED TO US ON OCTOBER 21, 2005 FOLLOWING THE DISCUSSION OF YOUR RESPONSES TO PRIOR COMMENTS 23 THROUGH 25 ON SEGMENT REPORTING IN OUR CONFERENCE CALL ON OCTOBER 19, 2005.

                  The Company duly notes the Staff's Comment. As discussed on our conference calls with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP on October 26, 2005, October 27, 2005 and November 2, 2005, and as described in its correspondence with the Staff dated October 27, 2005 and October 28, 2005, the Company supplementally advises the Staff that it has revised the disclosure throughout the prospectus to reflect that the Company operates under five reportable

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Brookdale Senior Living Inc.
November 7, 2005
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         segments for purposes of SFAS No. 131. The disclosure on pages 40, 41,
         94 and Note 14 on pages F-71 and F-72 has been revised accordingly. In addition, the disclosure in Notes 1 and 2 to the "Statement of Operations Data" and "Selected Segment Operating and Other Data" for each reporting period presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations", on each of pages 49, 53, 54, 58 and 62, contain additional information that may be useful to readers of the Company's financial statements, although management does not utilize this data to further assist its chief operating decision makers in making decisions to allocate resources.

COMMON CONTROL AND MINORITY INTEREST
------------------------------------

13. WE ARE EVALUATING THE ADDITIONAL INFORMATION YOU PROVIDED TO US ON OCTOBER 21, 2005 FOLLOWING THE DISCUSSION IN OUR CONFERENCE CALL ON OCTOBER 19, 2005 OF YOUR RESPONSES TO PRIOR COMMENTS 27, 28 AND 30 WITH REGARD TO COMMON CONTROL AND MINORITY INTEREST.

                  The Company duly notes the Staff's Comment. With respect to common control, reference is made to the Company's correspondence with the Staff dated October 27, 2005. Furthermore, the disclosures on pages 87 and F-44 have been revised in response to the Staff's Comment and in light of our conference call with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP on October 26, 2005.

                                    * * * * *

                  In addition, during our conference call on November 2, 2005 with Ms. Sandra Stokes, Mr. Terry French and Mr. Alonso Rodriguez, and representatives of the Company, Ernst & Young LLP and Skadden, Arps, Slate, Meagher & Flom LLP, the Staff inquired as to the increase in fair value of the Company from the pre-combination valuations to the Company's projected post-offering valuation.

                  The Company respectfully advises the Staff that the pre-combination valuations of the entities that were combined into the Company were based on the value of each entity on a stand-alone basis. These pre-combination, stand-alone valuations were based on the report of an independent third party valuation expert and did not reflect the potential cost savings and synergies resulting from the combination transactions, nor did they reflect the Company's growth strategies and competitive strengths as outlined in the sections of the Registration Statement captioned "Business--Growth Strategy" and "Business--Competitive Strengths," respectively. The Company expects that its increased geographic footprint and centralized infrastructure will provide it with economies of scale and significant cost savings, a portion of which have already been realized and the balance of which the Company expects to realize on a going forward basis. These cost savings and economies of scale are anticipated to result in significant recurring operating and general and administrative savings for the Company and would be reflected in the post-combination valuation of the Company. These savings could not

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Brookdale Senior Living Inc.
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         be realized without the combination transactions and thus the pre-combination valuations of the separate entities did not reflect these factors.

                  The post-combination valuation is expected to reflect the value ascribed to the Company by the public market. After the consummation of the initial public offering, the Company is expected to have a liquid and efficient trading market for its equity securities by virtue of its listing on the New York Stock Exchange. The Company's valuation after the initial public offering is expected to be based on trading multiples comparable to other companies in the senior living industry, which have increased materially since the Company's initial registration statement filing with the SEC on August 9, 2005. These factors with respect to the Company's expected valuation did not exist in the pre-combination values of the separate entities and thus help to increase the value of the Company on a post-combination basis.

                  On behalf of the Company, I wish to thank the Staff for its expedited review of the Company's correspondence over the course of the last several weeks.

                  Please contact the undersigned at (212) 735-3050 or Michael J. Schwartz at (212) 735-3694 should you require further information or have any questions.

                                                          Very truly yours,

                                                          /s/ Joseph A. Coco

                                                          Joseph A. Coco, Esq.